

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

Via E-mail
Mark Gilreath
President and Chief Executive Officer
ECPM Holdings, LLC
11810 Wills Road
Alpharetta, Georgia 30009

      Re: **ECPM Holdings, LLC**
               Amendment No. 1 to
               Draft Registration Statement on Form S-1
               Submitted February 17, 2015
               CIK No. 0001623919

Dear Mr. Gilreath:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   We note your response to prior comment 1. In light of the frequency and emphasis of your disclosures regarding the Fuse systems and its benefits, including the multiple references in the first paragraph of your document, please revise to clarify how many of the 2,500 GI departments you serve purchased the Fuse system.

Future sales . . ., page 51

2.   Please revise your disclosure on page 52 consistent with your revisions in response to prior comment 22.

Use of Proceeds, page 58

3.   Please expand your revisions added in response to prior comment 7 to clarify how the use in the first bullet differs from the uses in the second and third bullets. Include in your response and revised disclosure the nature of the "new demonstration equipment and investments to improve [y]our manufacturing capacity."

Capitalization, page 62

4.   Please revise the pro forma as adjusted column to include an adjustment to retained earnings that will reflect the $5.7 million compensation expense recorded from the vested portion of your incentive stock units as a result of the initial public offering. Please also provide footnote disclosure to the table that describes the adjustment.

Results of operations, page 75

5.   We note your revisions in response to prior comment 10. Please expand the reference to "increase in sales" to clarify how price or volume caused the changes you note. Also, it is unclear how you determined that you do not need to specifically quantify the impact of Fuse systems sales in each period and that such information is not material. We note, in this regard, that the Fuse system was a newly introduced product during 2014 and it appears from your current disclosure that such introduction caused the changes to which you refer. See Regulation S-K Item 303(a)(3)(iii).

Financial Statements

Note 5 – Acquisitions, page F-15

6.   Please refer to prior comment 25. We note your revised disclosure which describes that the $40 million value attributable to Peer Medical Ltd. was negotiated in an arm's length transaction. However, please explain to us how your valuation contemplates paragraphs 30-1, 30-7 and 30-8 of FASB ASC 805-30. In this regard, please describe for us how the negotiated value of the Class C Units contemplated the issuance and valuation of the Class A Units.

Note 12 – Redeemable Preferred Stock and Members' Capital

(e) Incentive Units, page F-23

7.   We refer to prior comment 28. Please revise the filing to clearly define the "minimum valuation threshold" and what events qualify as a "liquidity event".

       You may contact Kevin Kuhar at (202) 551-3662 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): Keith M. Townsend